SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 13E-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

FIRST HEALTH GROUP CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

NONE
(Cusip Number of Class of Securities)

SUSAN T. SMITH
VICE PRESIDENT, SECRETARY
AND GENERAL COUNSEL
FIRST HEALTH GROUP CORP.
3200 HIGHLAND AVENUE
DOWNERS GROVE, ILLINOIS 60515
TELEPHONE: (630) 737-7900
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPY TO:
MARK D. GERSTEIN, ESQ.
LATHAM & WATKINS LLP
233 SOUTH WACKER DRIVE, SUITE 5800
CHICAGO, ILLINOIS 60606
TELEPHONE: (312) 876-7700

CALCULATION OF FILING FEE

TRANSACTION VALUATION* $43,472,822
AMOUNT OF FILING FEE $5,509

     * Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 10,933,395 options at the purchase price applicable to each option. The

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purchase price for each option is the greater of (a) the amount by which $18.75 exceeds the exercise price of the option, if any, or (b) $1.25. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $126.70 per $1,000,000 of the transaction valuation.

☒ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $5,509
Form or Registration No.: Schedule TO-I
Filing Party: First Health Group Corp.
Date Filed: November 15, 2004

☐ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☑ ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐ GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐ AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended or supplemented prior to the date hereof, the “Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2004 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, by First Health Group Corp., a Delaware corporation (“First Health”), relating to a tender offer by First Health to purchase for cash, any and all outstanding options, whether vested or not vested and regardless of exercise price, to purchase shares of First Health common stock, par value $.01 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2004 (as amended or supplemented prior to the date hereof, the “Offer to Purchase”), and in the related Election Form (as amended or supplemented prior to the date hereof, the “Election Form”), copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Filing of Proxy Statement/Prospectus

     On December 23, 2004, Coventry filed a proxy statement/prospectus, included as part of a Registration Statement on Form S-4, as amended or supplemented from time to time, with the SEC (the “Form S-4”) in connection with the merger. The proxy statement/prospectus included in the Form S-4 is incorporated herein by reference. The Offer to Purchase and Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended such that all references to the preliminary proxy statement/prospectus included as part of the Registration Statement on Form S-4 that was filed with the SEC on November 8, 2004 shall be deemed to be references to the proxy statement/prospectus included in the Form S-4.

Press Release

     On December 23, 2004, First Health and Coventry issued a press release announcing, among other things, that the meeting of First Health shareholders to vote to approve the merger will be held on January 28, 2005 beginning at 8:00 a.m., local time at First Health’s principal executive offices located at 3200 Highland Avenue, Downers Grove, Illinois 60515. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Miscellaneous

     Item 12 of the Statement is hereby amended by:

     (1) Replacing Exhibit (d)(1) with the following:

(d)(1)	Proxy statement/prospectus included as part of a Registration Statement on Form S-4, as the same may be amended and supplemented from time to time (filed with the SEC on December 23, 2004 and incorporated herein by reference).

     (2) Adding the following as Exhibit (a)(5)(E):

(a)(5)(E)	Press Release issued by First Health and Coventry, dated December 23, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Health Group Corp.
/s/ Susan T. Smith

Susan T. Smith Vice President, Secretary and General Counsel

Date: December 23, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 15, 2004 (filed with the SEC on November 15, 2004 as Exhibit (a)(1) to Schedule TO-I).
(a)(1)(B)	Election Form (filed with the SEC on November 15, 2004 as Exhibit (a)(2) to Schedule TO-I).
(a)(1)(C)	Letter to Option Holders (filed with the SEC on November 15, 2004 as Exhibit (a)(3) to Schedule TO-I).
(a)(1)(D)	Form of Personnel Option Statement (filed with the SEC on November 15, 2004 as Exhibit (a)(4) to Schedule TO-I).
(a)(1)(E)	Example of Personnel Option Statement (filed with the SEC on November 15, 2004 as Exhibit (a)(5) to Schedule TO-I).
(a)(5)(A)	Text of Electronic Mail and Script for Voice Mail Message to First Health Group Corp. Colleagues.*
(a)(5)(B)	Memorandum from Ed Wristen to All First Health Group Corp. Colleagues, dated November 29, 2004.**
(a)(5)(C)	Press Release issued by First Health, dated December 3, 2004.***
(a)(5)(D)	Press Release issued by First Health, dated December 17, 2004.****
(a)(5)(E)	Press Release issued by First Health and Coventry, dated December 23, 2004.
(b)(1)	Credit Agreement (filed with the SEC on May 14, 2002 on Form 10-Q for the period ending March 31, 2002, and incorporated herein by reference).
(d)(1)	Proxy statement/prospectus included as part of a Registration Statement on Form S-4, as the same may be amended and supplemented from time to time (filed with the SEC on December 23, 2004 and incorporated herein by reference).
(d)(2)	Form of change in control severance agreement by and between the Company and the following executive officers: Alton L. Dickerson, Patrick Dills, Susan T. Smith and Susan Oberling dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d)(3)	Change in control severance agreement by and between Edward Wristen and the Company dated August 17, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d)(4)	Change in control severance agreement by and between Joseph Whitters and the Company dated August 16, 2004 (filed on November 5, 2004 with the SEC on Form 10-Q for the period ending September 30, 2004, and incorporated herein by reference).
(d)(5)	Form of Options Tender Agreement (filed with the SEC on Form 8-K on October 19, 2004 and incorporated herein by reference).
(d)(6)	Agreement and Plan of Merger (filed with the SEC on Form 8-K on October 14, 2004 and incorporated herein by reference).
(d)(7)	Definitive Proxy Statement (filed with the SEC on April 15, 2004 on Schedule 14A and incorporated herein by reference).
(d)(8)	First Amendment to the Employment Agreement dated January 1, 2001 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(d)(9)	First Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).
(d)(10)	Second Amendment to the Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC on March 12, 2004 on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

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Exhibit No.	Description
(d)(11)	Employment Agreement dated January 1, 2002, as amended on September 17, 2002 between First Health Group Corp. and James C. Smith (filed with the SEC on March 26, 2003, on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).
(d)(12)	Option Agreements dated March 20, 2002 between First Health Group Corp. and Edward L. Wristen (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d)(13)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Ed Wristen (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(14)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Susan T. Smith (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(15)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and A. Lee Dickerson (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(16)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Joseph E. Whitters (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(17)	Employment Agreement dated May 1, 1999 between First Health Group Corp. and Patrick G. Dills (filed with the SEC March 21, 2001 on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference).
(d)(18)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d)(19)	Option Agreement dated May 18, 1999 between First Health Group Corp. and James C. Smith (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d)(20)	First Health Group Corp. 1995 Employee Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on September 20, 1995 and incorporated herein by reference).
(d)(21)	First Health Group Corp. 1998 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).
(d)(22)	First Health Group Corp. 1998 Directors Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on December 15, 1998 and incorporated herein by reference).
(d)(23)	First Health Group Corp. 2000 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on March 19, 2001 and incorporated herein by reference).
(d)(24)	First Health Group Corp. 2001 Director’s Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d)(25)	First Health Group Corp. 2001 Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on August 15, 2002 and incorporated herein by reference).
(d)(26)	First Amended and Restated First Health Group Corp. 2001 Directors’ Stock Option Plan (filed with the SEC on Registration Statement on Form S-8 on May 19, 2004 and incorporated herein by reference).

* Previously filed on Amendment No. 1 to the Statement on November 18, 2004.
** Previously filed on Amendment No. 2 to the Statement on November 30, 2004.
*** Previously filed on Amendment No. 3 to the Statement on December 3, 2004.
**** Previously filed on Amendment No. 4 to the Statement on December 17, 2004.

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